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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


5 September 2003


   CLASS RULINGS FROM AUSTRALIAN TAXATION OFFICE RELATING TO CONSIDERATION UNDER
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                         PROPOSED SCHEME OF ARRANGEMENT
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The Australian Taxation Office (ATO) has issued class rulings in relation to the payment of a special dividend and a potential dividend relating to the sale of Centrebet under the proposed Scheme of Arrangement between Jupiters and its ordinary shareholders.

On 12 June 2003, Jupiters Limited announced that it had finalised merger terms with TABCORP Holdings Limited. The merger would be implemented by way of two separate schemes of arrangement with Jupiters' ordinary shareholders and with Jupiters' reset preference share holders.

Under the proposed Scheme, Jupiters ordinary shareholders will receive a fully-franked special dividend of $0.75 per share in addition to consideration to be received from TABCORP. In addition, if the sale of Centrebet is completed by 31 October 2003, Jupiters will distribute to ordinary shareholders the net proceeds from the sale through a fully-franked dividend.

The ATO has issued separate class rulings for the proposed Special Dividend and Centrebet Dividend in relation to certain specific tax consequences. These rulings are a favourable response to the matters upon which Jupiters sought clarification from the ATO on behalf of its ordinary shareholders. The ATO has ruled that a number of specific tax provisions which can apply to deny franking credits to shareholders in some circumstances will NOT apply to the proposed dividends, or any part of them, because of the disposal of ordinary shares under the proposed Scheme.

The rulings apply to the holders of Jupiters ordinary shares as at the Scheme Implementation Record Date. Details on the timetable for the Scheme, together with further details of the tax consequences for ordinary shareholders of the proposed dividends, will be included in the Scheme Booklet which will be despatched to the holders of Jupiters ordinary shares and reset preference shares in mid-September.

The Special Dividend and the Centrebet Dividend (if any) will only be paid if the proposed Scheme proceeds. The Scheme is subject to approvals from Jupiters' ordinary shareholders, the Queensland Government and the Supreme Court of Queensland.

A copy of the class rulings may be obtained from the ATO's website at www.ato.gov.au.

For further information, please contact:
Laurie Carsley
Chief Financial Officer
Ph: (07) 5584 8900


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